EXHIBIT 99.1

Endeavour Appoints Vice President, Operations

VANCOUVER, British Columbia, Oct. 15, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) announces, effective today, the appointment of Nicholas (Nick) Shakesby as the new Vice President, Operations to oversee the Company’s underground mining operations in Mexico. Mr. Shakesby will report to Endeavour President and Chief Operating Officer, Godfrey Walton.

Nick Shakesby is a senior mining executive who brings to Endeavour over 30 years’ hands-on experience in mining operations, mine planning and project development as well as related executive, technical and administrative expertise.  Nicholas is fluent in both English and Spanish.

Bradford Cooke, Endeavour CEO, commented, “I am pleased to welcome Nick Shakesby to the Endeavour management team.  His experience, knowledge and leadership skills should enhance our ability to improve the performance of our existing mines and extract full value from our new mines.”

Over the span of his career, Nick has worked with different commodities such as precious metals, base metals, iron and coal, in a variety of locations including the United States, Latin America, Central America, Philippines and South Africa.  His work experience encompasses mining and construction with both large companies and small, including Newcrest Mining, Gold Fields South Africa, Ausdrill Pty and others. Nicholas graduated with a Bachelor of Business Administration from Lubin School of Business, Pace University, New York, USA.

Most recently, Nicholas was the Director of Operations for Compania Minera Cerro Negro in Peru where he oversaw the development and operation of an underground coal mine. Prior to that, he was the Operations Manager at MMEX Mining Corp, where he oversaw five mines at different stages of operations including start up.

Mr. Shakesby’s responsibilities will include oversight over all Endeavour’s mining operations in Mexico, particularly with regard to the safety, production and costs of each operation, including mine, plant, tailings, warehouse, purchasing, construction, engineering, capital and operating budgets, community and government relations, and environmental functions.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is commissioning its fourth mine at El Compas, advancing the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.